Exhibit 99.3

[On Choice Bancorp, Inc. Letterhead]

September 9, 2019

Dear Shareholder:

Choice Bancorp, Inc. will be holding a special shareholder meeting at 5:30 pm on Tuesday, October 22, 2019. This meeting will be held at our main banking office located at 1041 N. Westhaven Drive, Oshkosh, Wisconsin. The purpose of this meeting is to vote on the Agreement and Plan of Merger by and between Choice Bancorp, Inc. and Nicolet Bankshares, Inc.

On June 25, 2019, your board of directors unanimously approved a transaction that will result in the merger of your company into Nicolet Bankshares, Inc. If the merger is completed, you will receive 0.5 shares of Nicolet common stock for each share of Choice common stock that you currently own. As of the close of business on June 26, 2019, Nicolet’s common stock was trading at $61.13 per share.

The decision to enter into this Agreement and Plan of Merger was the result of an exhaustive series of strategic planning sessions that included discussions with management, legal counsel, and financial advisors. Upon reviewing numerous factors that are currently, and will continue to, impact the community banking sector, your board unanimously approved the transaction and recommends that you vote for approval of the merger proposal by executing the enclosed proxy material.

During this special shareholder meeting, bank management, legal counsel, and representatives from Nicolet Bankshares will be present to answer any questions you may have. At the conclusion of this meeting, we are planning a shareholder reception in the lobby of our bank. I am encouraging you to please attend this meeting and the reception that follows. For planning purposes, if you could please RSVP to Kelli Hopper at (920) 230-1300, it would be greatly appreciated.

On behalf of your directors, officers, and staff, we thank you for your commitment to Choice Bank and we look forward to seeing you on October 22, 2019.

Sincerely,

/s/ Scott Sitter

J. Scott Sitter
President / CEO